Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated January 17, 2024

to

Prospectus dated April 14, 2023

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 14, 2023 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of February 1, 2024;

•	to disclose the calculation of our December 31, 2023 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business;

•	to disclose certain updates to our financing arrangements; and

•	to provide an update to the status of our current public offering.

February 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2024 (and repurchases as of January 31, 2024) is as follows:

Transaction Price (per share)
Class S	$25.0367
Class T	$24.8034
Class D	$24.8545
Class M	$24.9042
Class I	$24.1693
Class F*	$25.1733
Class Y*	$24.1361

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The February 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2023. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since December 31, 2023 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

December 31, 2023 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2023.

The following table provides a breakdown of the major components of our total NAV as of December 31, 2023 (dollar amounts in thousands):

Components of NAV	December 31, 2023
Loans receivable	$7,763,720
Investment in real estate	182,557
Mortgage-backed securities held-to-maturity	124,439
Mortgage-backed securities, at fair value	277,047
Cash and cash equivalents	147,035
Restricted cash	108,966
Other assets	59,220
Collateralized loan obligation, net of deferred financing costs	(4,301,970)
Repurchase agreements payable, net of deferred financing costs	(256,730)
Credit facility payable, net of deferred financing costs	(910,197)
Mortgage note, net of deferred financing costs	(123,657)
Accrued stockholder servicing fees(1)	(1,454)
Other liabilities	(91,863)

Net asset value	$2,977,113

Number of outstanding shares	120,627,422

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of December 31, 2023, we accrued under GAAP $112,046 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of December 31, 2023 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,616,992	$32,551	$16,058	$123,019	$1,148,128	$18,482	$21,883	$2,977,113
Number of outstanding shares	64,584,819	1,312,367	646,101	4,939,668	47,503,635	734,184	906,648	120,627,422

NAV per Share as of December 31, 2023	$25.0367	$24.8034	$24.8545	$24.9042	$24.1693	$25.1733	$24.1361

Market Update

Ten-year Treasury yields fell 48 bps in December, ending the year at 3.88%, about where it began the year despite the roller coaster ride in between (ranging from 3.30% and 5.00%). Amid the significant decline in Treasury yields, the Bloomberg Agg rose 3.8% in December. Over the full year, the Agg returned 5.5%, retracing a small amount of its historically poor return of -13.01% in 2022.

The significant decline in Treasury yields since mid-October has yet to see deal activity in the commercial real estate (CRE) market meaningfully improve as CRE deals are planned well in advance.

Against this backdrop, recent CRE pricing and deal trends remained in place in November as annual deal volume held steady from a month earlier, at approximately -60% year over year, while property prices continued their recent trend of moderating declines.1

The RCA CPPI National All-Property Index was down -8.0% in November from a year earlier, but prices were flat compared to October.1

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Office property prices saw the steepest annual decline, at -14.9%, driven by an approximately -30% decline in CBD office prices. Alternatively, industrial prices again saw modest annual price gains (+1.8%) as it remains a preferred property type for investors amid relatively healthy fundamentals.[1]

Despite valuation declines, CRE fundamentals outside of office have generally remained resilient and lent support to the CRE market.

The volume of distressed properties grew steadily in 2023, but at approximately $83B, it remains less than half the level reached during the height of the global financial crisis (GFC), when it neared $200 billion.1

Meanwhile, consumer-centric sectors continue to benefit from healthy household spending and muted new construction. In the multifamily and industrial sectors, rent growth has slowed but secular demand drivers remain firmly in place.

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The industrial sector has long hitched its wagon to growth in e-commerce spending, but more recently the burgeoning trends in supply chain onshoring and manufacturing spending have added new layers of demand.

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While apartment rent growth softened in recent quarters due to slower household formation and strong new construction activity, the record-high cost of homeownership remains a massive support for apartment demand over the medium term.

[1]	MSCI Real Capital Analytics, as of November 30, 2023, latest data available.

Banks appear unlikely to grow their balance sheets materially despite the approximately $500 billion in CRE debt scheduled to mature in 2024 and 2025.1 Against this backdrop, we see significant opportunity for alternative lenders that have an ability to deploy capital today.

Portfolio Update

We generated positive total returns across all share classes in December (see table below). Distributions were offset by net asset value (NAV) depreciation of approximately $0.04 per share across all share classes. Interest income in excess of the monthly distribution contributed to NAV while an opportunistic paydown of a Santa Clara, CA office property at a discount to the original par value coupled with modest depreciation in select commercial mortgage-backed securities (CMBS) holdings detracted from NAV. Following the paydown, our office exposure represented less than 10% of the portfolio as of December 31, 2023.

We are pleased with the strong positive returns generated for our shareholders in 2023, especially considering the broader rate-driven volatility experienced across financial markets. Based on the Class I share performance, we returned 7.25% in 2023 driven by the consistent, high level of income generated by our portfolio with low volatility in NAV.

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The current annualized distribution rate is 7.64% for Class I shares, 7.13% for Class D shares, 7.12% for Class M shares, 6.53% for Class S shares and 6.59% for Class T shares, based on the February 1, 2023 transaction price.

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The tax equivalent distribution rate is 8.54% for Class I shares, 7.97% for Class D shares, 7.96% for Class M shares, 7.30% for Class S shares and 7.36% for Class T shares, based on the February 1, 2023 transaction price.[2]

Against a backdrop of significant declines across the yield curve in Q4 2024, we offer a high level of excess income over short-term rates on both a nominal and real basis. Based on the Class I share, our annualized distribution rate of 7.64% is 228 basis points above 3-month Treasury bills (T-bills) on a nominal and real yield basis.3 Furthermore, our tax-equivalent annualized distribution rate is 318 bps over 3-month T-bills, or 2.4x higher compared to T-bills when comparing real yields/distribution rates.

We met 100% of repurchase requests in December 2023.

We closed on a $110.0 million senior loan in December backed by a newly built community comprised of three midrise Class A multifamily buildings, including retail properties located adjacent to Washington, D.C.’s Rhode Island Center metro stop. The multifamily buildings comprise a total of 487 units and are 95% leased. The retail properties are 86% leased with a weighted average lease term of 11.3 years.

We believe the portfolio is well positioned to deliver an attractive, high level of income and preserve capital driven by the:

•	Debt-focused nature of our strategy, as we believe forward returns in commercial real estate will largely be driven by income generation and property cash flows compared to price appreciation.

[2]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.54% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.64% under the new tax law. The distribution rates quoted assume a 37% tax bracket.

[3]	Three-month T-bill yield as of January 12, 2023.

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Deep experience of FS Investments and Rialto managing through CRE market cycles: We continue to monitor the portfolio and are proactively engaged with our borrowers. In certain cases, we may modify or extend the maturity of our loans if we believe it is in the best interest of the portfolio and our shareholders. Modifications or extensions typically require additional “skin in the game” from the borrower through a combination of extension fees, additional equity commitments, a partial paydown of the loan, or additional contribution to interest reserves.

•	Continued strong performance of portfolio. We have generated positive total returns in 70 out of 72 months; our largest monthly drawdown was just -0.27% in March 2020.

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High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline.

•	Geographically diversified composition of our $8.5 billion portfolio, weighted to multifamily properties.

•	The long-term nature of our borrowings, as approximately 95% of our borrowings are financed through match-term, non-mark-to-market facilities.

•	Positive impact of elevated interest rates for our floating rate loan portfolio, which represented approximately 96% of the portfolio as of December 31, 2023.

•	Requirement of nearly all borrowers to purchase rate caps to help protect against rising borrowing costs.

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Available liquidity for new investments. We have maintained a strong liquidity profile which, when combined with continued net inflows allow us to remain a capital provider when many traditional lenders and peers are more constrained in making new loans. As always, we remain disciplined in our underwriting standards as markets seek a new pricing equilibrium.

2023 Portfolio Highlights

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Loan originations totaled $994 million in 2023 across multifamily, industrial, hospitality and mixed use properties with what we believe are top tier commercial real estate sponsors. Amid rising rates, tightening bank lending conditions and liquidity constraints hampering originations for many publicly-traded commercial mortgage REITs, 2023 provided an attractive backdrop to be a CRE lender.

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As of December 31, 2023, the portfolio was weighted to multifamily properties (58%) given our favorable outlook for the sector. Housing demand continued to outweigh supply despite a softening in rent growth and a normalization of vacancy rates throughout the year.

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We remained disciplined in our underwriting approach favoring sectors and properties positioned to benefit from long-term structural trends such as supply/demand imbalances (Multifamily), return of business and leisure travel (Hospitality) and continued demand for technologically advanced warehouse space (Industrial).

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New investments were underwritten at loan-to-value ratios which we believe are appropriate for the property, geography, and borrower and provide a strong equity cushion beneath our loans. We did not underwrite any new Office investments in 2023 and Office exposure represented less than 10% of the portfolio as of December 31, 2023.

•	Non-accruals represented approximately 0.60% of the portfolio with the remaining 99.4% of the portfolio comprised of performing assets as of November 30, 2023.

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We remained disciplined in our use of leverage (fund-level borrowings) as our debt-to-equity ratio in 2023 was generally below our long-term average. As of December 31, 2023, the debt-to-equity ratio was 1.8x. Heading into 2024, we are pleased with our liquidity position given the positive net inflows from our capital raise and our existing borrowing capacity.

Financing Arrangements

Repurchase Agreements

On December 14, 2023, we entered into six separate amendments to six separate guaranties pertaining to the six different master repurchase agreements concerning the MS-1 Facility, BMO-1 Facility, NTX-1 Facility, BB-1 Facility, WF-1 Facility and GS-1 Facility. Each amendment makes an identical modification to the required ratio level for the relevant guaranty’s interest expense coverage financial covenant given by us as guarantor. The coverage level has been reduced from 1.5x to 1.3x for the period from January 1, 2024 to June 30, 2024, and from 1.5x to 1.4x thereafter.

On December 29, 2023, FS CREIT Finance BB-1 LLC, one of our indirect wholly owned special purpose financing subsidiaries, entered into a Seventh Amendment to Master Repurchase Agreement, (the “Seventh Amendment to Master Repurchase Agreement”), amending the Master Repurchase Agreement dated as of February 22, 2021, with Barclays Bank PLC, as purchaser. The Seventh Amendment to Master Repurchase Agreement provides for, among other things, amending and extending the availability period during which new transactions are permitted from February 21, 2024 to February 21, 2025, subject to payment of an extension fee, which was paid on January 2, 2024.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 36,936,066 shares of our common stock (consisting of 17,303,782 Class S shares, 18,166,977 Class I shares, 131,111 Class T shares, 164,007 Class D shares, and 1,170,188 Class M shares) in the primary offering for total proceeds of $914.38 million and (ii) 4,304,398 shares of our common stock (consisting of 2,301,142 Class S shares, 1,805,084 Class I shares, 50,561 Class T shares, 18,931 Class D shares, and 128,679 Class M shares) pursuant to our distribution reinvestment plan for a total value of $106.45 million.